April 24, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Juan Grana and Lauren Nguyen

Re:	Imricor Medical Systems, Inc. Registration Statement on Form 10-12G Filed March 18, 2026 File No. 000-56826

Ladies and Gentlemen:

Imricor Medical Systems, Inc. (the “Company,” “Imricor,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated April 13, 2026, relating to the Registration Statement on Form 10-12G filed March 18, 2026 by the Company (the “Registration Statement”). Amendment No. 1 to the Registration Statement on Form 10-12G (“Amendment No. 1”) is being filed via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Registration Statement on Form 10-12G

Item 1. Business

Overview and Company History, page 6

1.

We note your disclosure that "[c]urrent standard-of-care ablation procedures rely on X-ray fluoroscopy for basic procedural guidance, which provides limited visualization of cardiac tissue structures, arrhythmogenic substrate, therapy lesions, and potential complications," and that you "believe these limitations contribute to suboptimal, first-time procedural success rates, prolonged procedure times, additional costs, and increased risk of complications." Please provide a basis for your belief regarding the first-time procedural success rates referenced for current x-ray ablation procedures.

In response to the Staff’s comment, the Company has revised the disclosure on page 6.

Current Stage of Development and Commercialization, page 8

2.

Please provide a more detailed overview of your near-term business strategy, including a discussion of your timing for the commencement and/or expansion of sales in the Middle East, including Saudi Arabia and Qatar, and in the United States. We refer to your disclosure that "[you] operate at a pre-profitability stage, with revenue generated primarily from European sales of capital equipment and consumable devices."

In response to the Staff’s comment, the Company has revised the disclosure on page 8.

Market Size and Growth, page 9

3.

We note that according to S&S Insider Strategy and Stats, the global cardiac ablation market was estimated at approximately $12 billion globally in 2025 with a compound annual growth rate of 12% to 15% projected through 2034, and that according to Precedence Research, the United States represents approximately 40-45% of global market value, Europe represents approximately 30% of global market value, and Asia-Pacific and the rest of the world represent approximately 25-30% of global market value. Please briefly discuss the material assumptions underlying the CAGR of 12%-15% projected through 2034. We also note your disclosure on page 10 that you are initially focused on centers of excellence and radiation sensitive patients. Please disclose the market for MRI guided cardiac ablation for the markets where you intend to compete in the near-term, and for the indications for which your products and product candidates have been approved, and/or for which you have submitted applications for regulatory approvals. Please also disclose the market size for the two market subsets, centers of excellence and radiation-sensitive patients. For example, disclose the total number of (i) high volume academic medical centers and specialized arrhythmia centers with existing CMR capabilities and (ii) procedures involving patients for which radiation exposure is of particular concern in the markets where you currently compete.

In response to the Staff’s comment, the Company has revised the disclosure on page 10. The Staff notes our disclosure that we are initially focused on centers of excellence and radiation sensitive patients and requests that we disclose the market size for these subsets. We respectfully advise the Staff that these descriptions are intended to identify initial commercialization focus areas within the broader AFL and VT ablation device markets we already quantify, rather than to define separate, smaller markets. These labels align with the customer types described under “Customer Base and Market Segments” and are intended to preview and frame the subsequent discussion of our go‑to‑market strategy, not to indicate distinct addressable markets. Accordingly, we have not revised Amendment No. 1 to provide separate numerical market size estimates for these subsets.

4.

We note the disclosure that you are in the early commercial stage of operations in the European Union, the Middle East, and the United States. However, you disclose that the total addressable market for MRI guided cardiac ablation is the overall $12 billion cardiac ablation market, if Imricor’s products are approved for all arrhythmia indications in all geographies. Please revise your disclosure to also address your current addressable market.

In response to the Staff’s comment, the Company has revised the disclosure on page 10.

Products and Technology, page 10

5.

Please revise to clarify, if true, that the use of your products requires that hospitals and clinics establish iCMR labs in which ablation procedures using your products can be performed, and that to establish these labs, you require collaboration with GE Healthcare, Philips and Siemens, the three leading global MRI vendors who provide MRI systems for iCMR labs. We refer to your disclosure on page 57. Please also revise to provide a detail discussion of any material agreements, as applicable, with GE Healthcare, Philips and/or Siemens for (i) the establishment of these iCMR labs, and (ii) for compatibility between your products and their MRI devices. We refer to your disclosure on page 12 that NorthStar is "designed to operate across major MRI platforms, including Siemens and Philips, and shortly GE, providing customers with a wide range of choices for imaging systems when establishing an iCMR lab." We also refer to your disclosure on page 26 that "[yo]ur products must first be integrated with MRI manufacturer systems before hospitals can proceed with iCMR lab installation."

In response to the Staff’s comment, the Company has revised the disclosure on page 6. Although we have signed collaboration and development agreements with each of GE Healthcare, Philips and Siemens, we do not believe any individual agreement to be material or require further disclosure due to the following factors:

●	Pursuant to our statement of work with GE Healthcare, Imricor will receive an immaterial payment upon the attainment of milestones.
●

Our agreement with Philips establishes Philips as a non-exclusive distributor of our equipment and service plans in certain markets. While we remain actively engaged with Philips regarding our products, cumulative revenues generated under the distribution agreement have been immaterial and there is no assurance that material revenues will be generated under the terms of the existing agreement.

●

Our agreement with Siemens incurs no direct costs to Imricor because we are in a research phase. Our agreement contemplates an immaterial annual royalty related to the establishment of labs using NorthStar on a commercial basis, and no commercial sites yet exist.

6.

We note your disclosure on page 12 that the RF-5000 ablation generator system was designed in collaboration with Osypka GmbH and livetec Ingenieurbüro GmbH, both in Germany, and based on the HAT500 RF ablation generator system, and that "[d]esign transfer from the HAT500 to the Imricor-branded RF-5000 is ongoing in 2026." Please revise to discuss the commercial terms of your collaboration with Osypka and Livetec, and briefly discuss the design transfer from HAT500 to the RF-5000, including the implications of that design transfer on regulatory approvals for the Advantage-MR system and NorthStar.

In response to the Staff’s comment, the Company has revised the disclosure on page 13.

Clinical Development Programs, page 14

7.

We note the reference to the VISABLE-AFL and VISABL-VT trials. Please revise to disclose when enrollment for each of these trials commenced and when enrollment is expected to close. We refer to your disclosure on page 15 regarding VISABLE-AFL that you "anticipate completing enrollment in the VISABL-AFL trial in the second quarter of 2026, with data analysis and FDA submission targeted for the middle of 2026". Please also disclose the expected timing of the trials, advise on any selection criteria for patients, and note whether any third-parties are sponsoring the trials.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 15.

8.

We note your disclosure on page 15 that the "VISABL-VT trial has achieved several world-first milestones demonstrating the clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias," and that milestones include a "[f]irst in-human MRI-guided ablation in patient with an ICD (October 2025), demonstrating the safe and effective utilization of MRI-guidance for ablation procedures in high-risk patients with an active implantable cardiac device". Please advise whether results are available from the VISIBL-VT trial, and if so, revise to provide a detailed discussion of the results including any adverse events or results and p-values, as applicable. Please also clarify the location where the milestones referenced on page 15 were conducted, including the number of patients involved and the party sponsoring the milestones. If the VISIBL-VT trial has yet to conclude, please advise on how you concluded that the trial has already demonstrated clinical feasibility and safety of MRI-guided ablation for complex ventricular arrhythmias. We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators. You may present clinical trial endpoints and objective data resulting from trials or studies without concluding efficacy.

In response to the Staff’s comment, the Company has revised the disclosure on page 18.

9.	Please explain how the NavTrac-MR Transseptal Needle is evaluated in the VISABL-VT trial in Europe to also support ME and U.S. approvals/clearances.

In response to the Staff’s comment, the Company has revised the disclosure on page 14.

Intellectual Property, page 16

10.

Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, the scope and technology of each such patent or patent application, the type of patent protection, jurisdiction, and expected expiration dates. Consider adding tabular disclosure in addition to the narrative for ease of use. We refer to your disclosure on page 48 that "[yo]ur patent portfolio comprises of 21 issued U.S. patents, 71 corresponding granted foreign patents, and 10 pending applications in national phase or published."

In response to the Staff’s comment, the Company has revised the disclosure on page 19.

11.	Please revise to discuss the commercial terms of your patent license agreement with Koninklijke Philips and your intellectual property license agreement with livetec Ingenieurbüro GmbH.

In response to the Staff’s comment, the Company has revised the disclosure on page 20.

Regulatory Environment and Strategy, page 16

12.

Please provide a more thorough overview of your regulatory approvals and submissions to date in each of the commercial markets where you intend to offer your products in the near-term, for each of the products discussed starting on page 11. For example, for each of your products and product candidates, please disclose: (i) whether they have received regulatory approval from the EU MDR, the FDA, and/or any applicable regulatory authority, and if so, please disclose the date of the approval and the pathway and classification for approval, and the indication for which each product has been approved; and (ii) for product candidates that have yet to receive any regulatory approvals, please disclose the date you submitted an application for the applicable regulatory approval, the pathway and classification that you are seeking for approval, and the expected timing for the approval. Consider providing these disclosures in tabular format for ease of reference.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 21.

Middle East Regulatory Framework, page 17

13.

Please revise to further discuss your distribution agreements with East Agency WLL in Qatar and Al Faisaliah Medical Systems in Saudi Arabia, including the commercial terms of the agreements. Please also file the agreements as exhibits to your registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 23. We note the existing disclosures under the heading “Exclusive Distribution Partnerships” state the territorial exclusivity provided in the agreements, and we have revised the disclosure to clarify that the agreements do not contain minimum purchase commitments. The Company also revised the disclosure to note that it expects to enter into additional distribution agreements from time to time in the ordinary course of business. We have not expanded the disclosure further or filed these agreements as exhibits because we do not believe the agreements are material contracts required to be filed under Item 601 of Regulation S-K. The agreements were entered into in the ordinary course of business, do not include minimum purchase obligations or other terms the Company views as material to investors, and are quantitatively and qualitatively immaterial.

Marketing Strategy, page 18

14.

We note your reference to real-world outcomes "demonstrating safety, efficacy, and procedural efficiency in clinical practice." Please disclose these real-world outcomes studies. We remind the company that safety and efficacy are determinations that are solely within the authority of the FDA or similar foreign regulators.

In response to the Staff’s comment, the Company has revised the disclosure on page 24.

Customer Base and Market Segments, page 19

15.

Please revise to provide a more fulsome discussion of how you generate revenue through sales to hospitals, medical centers and specialized arrhythmia centers directly and through your distribution agreements. In particular, please advise whether you expect to generate recurring revenue from customers and through the sale of single-use components. We refer to your disclosures on page 59 regarding product revenue and service revenue. We also refer to your disclosure on page 29 that "[you] recognized an aggregate of approximately 79% of [y]our revenue from 2 customers for the year ended December 31, 2025 and approximately 67% of [y]our revenue from 4 customers for the year ended December 31, 2024." Please advise whether you have entered into any material agreements with these customers or whether the sale of your products is handled through purchase orders.

In response to the Staff’s comment, the Company has revised the disclosure on page 24. We have revised the disclosure under the heading “Customer Base and Market Segments” to more fully describe how we generate revenue through sales to hospitals and medical centers, both directly and through our distribution agreements. We respectfully advise the Staff that sales to the identified customers are conducted in the ordinary course of business, primarily pursuant to customer purchase orders, with some transactions conducted pursuant to sales agreements that reflect generally consistent commercial terms typical for our industry. These agreements do not include minimum purchase volumes, exclusivity provisions, or other terms that would be considered material. Accordingly, we believe these ordinary course arrangements do not constitute material agreements requiring filing as exhibits under Item 601of Regulation S-K.

Reimbursement Strategy, page 19

16.

Please revise to briefly discuss current discussions with national payers and healthcare systems regarding specific reimbursement rates and coverage policies in Europe and the United States. Please also advise whether you have entered into any discussions with private insurers in the United States regarding coverage for your products.

In response to the Staff’s comment, the Company has revised the disclosure on page 25.

Imricor’s Market Position and Differentiation, page 21

17.

We note the disclosure that Imricor is the "only company with commercial, regulatory-cleared MRI-compatible ablation systems enabling periprocedural soft-tissue imaging, lesion visualization, and entirely radiation-free procedures" and that "[i]n clinical studies, this has led to significantly shorter procedure times for the treatment of typical atrial flutter." Please revise to disclose the studies that you reference here and explain how your products result in significantly shorter procedure times for the treatment of typical atrial flutter.

In response to the Staff’s comment, the Company has revised the disclosure on page 27.

Our Amended and Restated Bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum…, page 56

18.

Please revise to clarify that the exclusive forum provision does not apply to any actions brought to enforce a duty or liability created by the Securities Act, the Securities Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. We refer to your disclosure on page 105. Please also disclose that the exclusive forum provision will result in increased costs for investors to file lawsuits against the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 62.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 57

19.

We note certain trends impacted revenue over the past year. For example, you state that customers transitioned from treating customers commercially to enrolling in clinical trials, which do not produce revenue and you did not undertake any consulting engagements in 2025. Please revise your discussion with MD&A to clearly discuss known trends or uncertainties that have had or are reasonably likely to have a material impact on revenues or income. Include in your discussion how you expect these trends will impact future revenues. Refer to Item 303(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 to discuss how we expect the mentioned trends to impact future revenues.

Results of Operations, Comparison of the Years Ended December 31, 2025, and 2024

Research and Development, page 62

20.

We note that during 2025, you incurred research and development expense related to both the VISABL-AFL trial and the VISABL-VT trial. In addition, you incurred expenses related to product development efforts for next-generation products, including the second-generation consumable devices launched in mid-2025, as well as development activities for the MRI-guided endomyocardial biopsy devices and PFA research. Please revise to disclose the costs incurred during each period presented for each of your key research and development initiatives. If you do not track your research and development costs by project, disclose that fact and explain why you do not maintain and evaluate research and development costs by project.

In response to the Staff’s comment, the Company has revised the disclosure on pages 66 and 68. We respectfully advise the Staff that we do not track total research and development costs by project. In reassessing external costs for our other initiatives, we determined that the period over period changes in external costs for next generation products, including second generation consumable devices, MRI guided endomyocardial biopsy devices, and PFA research, were not material, and we therefore removed the prior narrative references to those programs so that the disclosure focuses on our key programs with material year over year changes in external costs.

Item 4. Security Ownership of Certain Beneficial Owners and Management., page 73

21.	Please revise to disclose the natural persons holding beneficial ownership and/or control over K.A.H.R. Foundation, Hart Capital Partners, and Greencape Capital.

In response to the Staff’s comment, the Company has revised the disclosure on page 80.

Consolidated Statements of Operations, page F-4

22.

We note you separately present revenue related to products, services, and previously, consulting. Please revise to separately present cost of sales related to each revenue line item as required by Item 5-03(b)(2) of Regulation S-X.

We qualify as, and have elected to report as, a smaller reporting company and, accordingly, our financial statements are prepared in accordance with Article 8 of Regulation S X. As permitted by Rule 8-01(b), we are not required to apply many of the other form and content requirements in Regulation S-X, including Rule 5-03(b)(2). As such we have revised our presentation on the face of our Statements of Operations on page F-4 and in our Results of Operations, Comparison of the Years Ended December 31, 2025, and 2024, on page 67 to only present revenues as a single caption. We feel that our segment disclosure provides sufficient disaggregation disclosure as required by ASC 606.

For the year ended December 31, 2025, “Cost of services” represented approximately 3.7% of total revenues and approximately 0.5% of total cost of sales. For the year ended December 31, 2024, “Cost of services” and “Cost of consulting” represented approximately 1.0% and 4.3% of total revenues, respectively, and 0.5% and 2.2% of total cost of sales, respectively. Based on our quantitative and qualitative materiality assessment, for the years ended December 31, 2025 and 2024, we concluded that separate “Cost of services” and “Cost of consulting” line items would not provide additional material information and that their aggregation does not obscure material trends or otherwise render the financial statements misleading.

Note 1. Summary of Significant Accounting Policies

Inventory, page F-9

23.

We reference your long-term inventory, which is primarily raw materials at December 31, 2025. Revise to include additional disclosure about your policy, including the nature of the raw materials and your criteria for classification as long-term. Discuss the shelf-life associated with your raw materials and explain why you believe you will be able to realize the inventory prior to the expiration of the shelf life.

Long-term inventory represents raw materials the Company does not expect to consume in production within twelve months, and the raw materials classified as long‑term generally do not have contractual shelf lives. Management believes that classification is consistent with guidance in ASC 210 and that the omission of an explicit discussion of the classification of raw materials between current and long term has not resulted in the financial statements being misleading. We are planning to revise future filings to contain additional inventory information (to the extent that the balance in long-term inventory is material).

Both current and long-term raw materials are evaluated under the same policy for expiring, excess, and obsolete inventory, as described under the Critical Accounting Estimate disclosure for “Allowance for Expiring, Excess, and Obsolete Inventory” in Item 2 and under “Note 1. Summary of Significant Accounting Policies” for inventory. This policy includes monitoring the shelf life and timing of expiration of products on hand and assessing the likelihood that inventory will be sold before expiration, with reserves recorded when the Company does not expect to realize cost prior to expiration. Management believes that the existing disclosures describe the use of estimates around expiring, excess, and obsolete inventory, including the consideration of timing of expiration, in a manner consistent with the disclosure requirements in ASC 275-10-50 and ASC 330-10-50.

General

24.

We note that you are voluntarily registering your Class A common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that your registration statement becomes effective automatically 60 days after its initial filing. Please consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

The Company respectfully acknowledges the Staff’s comment, and we confirm our understanding that the Registration Statement will automatically become effective 60 days after filing and that the Company will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, even if comments remain outstanding. We will continue to work with the Staff to resolve any remaining comments.

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Patrick Pazderka of Fox Rothschild LLP, at (612) 607-7557.

Sincerely,

/s/ Steven Wedan

Steven Wedan

cc:         Patrick Pazderka, Fox Rothschild LLP